SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             CHARTER FINANCIAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    161225107
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                                 (CUSIP Number)

                                                                 with a copy to:
Jeffrey S. Halis                                          Robert G. Minion, Esq.
500 Park Avenue                                       Lowenstein, Sandler, Kohl,
Fifth Floor                                                Fisher & Boylan, P.A.
New York, New York 10022                                    65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                                  (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                               September 27, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Jeffrey S. Halis ###-##-####

     2) Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)  Not
           (b)  Applicable

     3) SEC Use Only

     4) Source of Funds (See Instructions): WC

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

     6) Citizenship or Place of Organization:

                                  United States

      Number of                             7) Sole Voting Power:     177,623*
      Shares Beneficially                   8) Shared Voting Power:       0
      Owned by
      Each Reporting                        9) Sole Dispositive Power: 177,623*
        Person With:                       10) Shared Dispositive Power:  0


     11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    177,623*

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable

     13) Percent of Class Represented by Amount in Row (11): 3.8%*

     14) Type of Reporting Person (See Instructions): IA, IN


* 177,623 shares (3.8%) of Charter Financial, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of Tyndall Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest in Securities of the Issuer.

     Based upon information set forth in Charter Financial, Inc.'s Form 10-Q dated June 30, 1996 and information provided by management of Charter Financial, Inc., on July 22, 1996 there were issued and outstanding 4,725,661 shares of common stock of Charter Financial, Inc. As of September 27, 1996, Tyndall Partners, L.P. owned 177,623 of such shares, or 3.8% of those outstanding, and Madison Avenue Partners, L.P. owned no such shares. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Charter Financial, Inc. owned by Tyndall Partners, L.P. The only transaction by Tyndall Partners, L.P. or Madison Avenue Partners, L.P. in shares of common stock of Charter Financial, Inc. during the past sixty days was the September 27, 1996 sale in an ordinary brokers transaction of 98,000 shares of Charter Financial, Inc. common stock at a sale price of $12.88 per share.


                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       October 9, 1996

                                       /s/ Jeffrey Halis
                                       __________________________ _____________
                                       Jeffrey  Halis, general partner of Halo
                                       Capital Partners,  L.P.,  the  general
                                       partner  of  each  of Tyndall  Partners,
                                       L.P. and Madison Avenue Partners,   L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).